UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
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FORM SD

  SPECIALIZED DISCLOSURE REPORT

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K2M GROUP HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

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Delaware	001-36443	27-2977810
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

600 Hope Parkway, SE Leesburg, Virginia	20175
(Address of principal executive offices)	(Zip Code)

Luke Miller
Senior Vice President, General Counsel and Secretary
(703) 777-3155
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.
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Section 1 - Conflict Minerals Disclosure

Item 1.01 - Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

K2M Group Holdings, Inc. (the “Company”) is a global leader of complex spine and minimally invasive solutions focused on achieving three-dimensional Total Body Balance™. The Company’s complex spine products are used by spine surgeons to treat some of the most difficult and challenging spinal pathologies, such as deformity (primarily scoliosis), trauma and tumor. The Company’s products consist of implants, disposables and instruments which are marketed and sold primarily to hospitals for use by spine surgeons.
This Form SD disclosure is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Pursuant to Rule 13p-1, the Company evaluated its products to determine whether the products it manufactured or contracted to manufacture during the year ended December 31, 2016 contained conflict minerals necessary to the functionality or production of such products. “Conflict minerals” are defined as columbite-tantalite, cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten (“3TG”).
Based on this review, the Company determined tantalum is necessary to the functionality or production of the Company’s Interbody Systems manufactured of biocompatible PEEK polymer (an implantable polymer). The Company conducted a reasonable country of origin inquiry designed to determine whether any of the tantalum contained in its products originated in the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (together, the “Covered Countries”) or are from recycled or scrap sources. The Company’s primary means of determining the country of origin of the tantalum contained in these products was to conduct a supply-chain inquiry with the Company’s direct suppliers eliciting, as applicable, information regarding the presence of tantalum contained in materials supplied to the Company, the country of origin of the tantalum, and other relevant information regarding the supplier’s (or its suppliers’) practices concerning 3TG. The Company reviewed and evaluated each response received from this inquiry and followed up by phone or email to confirm responses where necessary.
Based on the reasonable country of origin inquiry described above, the Company has in good faith concluded that it has no reason to believe that the tantalum contained in materials, components or products supplied to the Company and included in certain of the Company’s products for the period covered by this report originated in any of the Covered Countries or did not come from recycled or scrap sources.
In accordance with the requirements under Rule 13p-1, the above disclosure is also available on the Company’s website at http://www.k2m.com/about-us/suppliers/

Item 1.02 - Exhibit

Not applicable.

Section 2 – Exhibits

Item 2.01 – Exhibits

None.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

K2M Group Holdings, Inc.

/s/ Luke Miller		May 26, 2017
By:	Luke Miller
Senior Vice President, General Counsel and Secretary